UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35385

STERLING BANCORP

(Exact name of registrant as specified in its charter)

400 Rella Boulevard,
Montebello, New York 10901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of Sterling Bancorp Trust I 8.375% Cumulative Trust Preferred Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Sterling Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 11, 2014	STERLING BANCORP By:/s/Luis Massiani Name: Luis Massiani Title: Executive Vice President & Chief Financial Officer